SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 7, 2006

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification Number)

333 South Grand Avenue, Suite 400	**90071**
Los Angeles, California	(Zip Code)
(Address of principal executive offices)	

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Section 2   **Financial Information**

Item 2.02   **Results of Operations and Financial Condition**

  The information in this Item 2.02 of this Current Report is also being furnished under *Item 7.01 - "Regulation FD Disclosure"* of Form 8-K/A. Such information, including the exhibits attached hereto, is furnished pursuant to Item 2.02 and shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section. The information in this Current Report on Form 8-K/A shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act regardless of any general incorporation language in such filing.

  On February 7, 2006, Maguire Properties, Inc. (the "Company") issued a press release announcing its financial results for the fourth quarter of 2005. That press release referred to certain supplemental information that is available on the Company's website, free of charge, at www.maguireproperties.com. The text of the press release and the supplemental information are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Section 7   **Regulation FD**

Item 7.01   **Regulation FD Disclosure**

The information in this Item 7.01 of this Current Report is also being furnished under *Item 2.02 - "Results of Operations and Financial Condition"* of Form 8-K/A. Such information, including the exhibits attached hereto, is furnished pursuant to Item 7.01 and shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section. The information in this Current Report on Form 8-K/A shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in such filing.

On February 7, 2006, the Company issued a press release announcing its financial results for the fourth quarter of 2005. That press release referred to certain supplemental information that is available on the Company's website, free of charge, at www.maguireproperties.com. The text of the press release and the supplemental information are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Section 9	**Financial Statements and Exhibits**

Item 9.01	**Financial Statements and Exhibits**

(c) Exhibits.

The following exhibits are filed with this Form 8-K/A:

Exhibit No.	Description
99.1	Press Release dated February 7, 2006.
99.2	Maguire Properties, Inc. Supplemental Operating and Financial Data for the quarter ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/	Dallas E. Lucas
	Dallas E. Lucas
	Executive Vice President and
	Chief Financial Officer

Dated: February 7, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 7, 2006.
99.2	Maguire Properties, Inc. Supplemental Operating and Financial Data for the quarter ended December 31, 2005.